ANGKASA MARKETING BERHAD (41515-D)
'A Member of The Lion Group

18 May 2002

02034827

SUPPL

02 JUN 12 AM 11:52

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 9 May 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad, Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises; and

b) General Announcement dated 16 May 2002, Re: 1) Proposed disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") by the Company to Suzuki Motor Corporation, Japan ("SMC") ("Proposed Disposal of SAM"); 2) Proposed disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") by the Company to SMC ("Proposed Disposal of LSM"); and 3) Proposed joint-venture between the Company and SMC in respect of SAM and LSM.

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

dw 6/17

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036

Form Version 2.0

General Announcement

Submitted by MB_RHB_SAKURA on 09/05/2002 07:32:19 PM
Reference No MM-020509-DF0C0

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Angkasa Marketing Berhad**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Tan Kong Han**
* Designation	:	**Senior General Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD
LION LAND BERHAD
AMSTEEL CORPORATION BERHAD
ANGKASA MARKETING BERHAD
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

The following announcement is released on behalf of Lion Corporation Berhad ("LCB"), Lion Land Berhad (" LLB"), Amsteel Corporation Berhad ("ACB") and Angkasa Marketing Berhad ("AMB").

Quote

On 26 March 2002, LCB, LLB, AMB and ACB (collectively referred to as the "Lion Group") jointly announced further revisions to the terms of the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises (collectively referred to as the "Amended GWRS Proposals") that had been previously announced.

The Board of Directors of LCB, LLB, AMB and ACB are pleased to announce that the Foreign Investment Committee ("FIC") and Ministry of International Trade and Industries ("MITI") have approved the relevant proposals within the Amended GWRS Proposals that had required their respective approvals. The relevant proposals within the Amended GWRS Proposals that require the approval of the Controller of Foreign Exchange, Bank Negara Malaysia have also either been approved or approved in-principle.

The approvals from the FIC are subject to LCB, LLB, AMB and ACB increasing their respective Bumiputera equity participation to not less than 30% before 31 December 2003. The approvals from the MITI to AMB are subject to AMB increasing its Bumiputera equity participation to 30% before 31 December 2003 whilst the approval from the MITI to LCB requires Megasteel to increase its Bumiputera equity participation to 30% within 2 years from the date of the approval from the Securities Commission.

The Amended GWRS Proposals remain subject to approvals being obtained from, inter-alia:

(i) the Securities Commission;
(ii) the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares and warrants to be issued pursuant to the Amended GWRS Proposals;
(iii) the scheme creditors whose debts are proposed to be addressed under the Amended GWRS Proposals;
(iv) the shareholders of the LCB, LLB, ACB and AMB and other scheme companies;
(v) the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 176 of the Companies Act, 1965 and the proposed capital reconstruction exercises under the Amended GWRS Proposals being sanctioned by the High Court pursuant to Section 64 of the Companies Act, 1965.

Shareholders of LCB, LLB, ACB and AMB and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001and 26 March 2002 for further details of the Amended GWRS Proposals.

Unquote

This announcement is dated 9 May 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Reference No AA-020516-8BFAF

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

1) Proposed disposal of 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") by the Company to Suzuki Motor Corporation, Japan ("SMC") ("Proposed Disposal of SAM");

2) Proposed disposal of 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") by the Company to SMC ("Proposed Disposal of LSM"); and

3) Proposed joint-venture between the Company and SMC in respect of SAM and LSM

* **Contents :-**

We refer to the announcement on 1 October 2001, whereby RHB Sakura Merchant Bankers Berhad, on behalf of the Company, announced the Proposed Disposal of SAM and the Proposed Disposal of LSM (collectively "Proposed Disposals") pursuant to two separate conditional share sale agreements both dated 1 October 2001 entered into between the Company and SMC ("Share Sale Agreements").

We also refer to the announcements made by the Company on 28 November 2001, 24 December 2001, 8 February 2002, 23 April 2002 and 9 May 2002 in relation to the Proposed Disposals.

The Company wishes to announce that on 16 May 2002, the Proposed Disposals have been completed pursuant to the Share Sale Agreements ("Completion Date") and as such, SAM and LSM have ceased to be subsidiaries of the Company. The Company continues to hold the remaining balance 49% equity each in SAM and LSM.

Further, the two conditional joint-venture agreements both dated 1 October 2001 entered into between the Company and SMC for the purpose of establishing a strategic alliance between the aforementioned parties to assemble and distribute the "Suzuki" brand motorcycles through SAM and LSM have become unconditional on the Completion Date.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

1 6 MAY 2002

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

13 May 2002

02 JUN 12 AM 11:52

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 9 May 2002, Re: Extraordinary General Meeting; and

b) General Announcement dated 9 May 2002, Re: Angkasa Marketing Berhad - Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal").

Please contact the undersigned for any queries.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Form Version 2.0

General Announcement

Reference No **AA-020509-62866**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

EXTRAORDINARY GENERAL MEETING

* **Contents :-**

We are pleased to announce that at the Extraordinary General Meeting of the Company held on 9 May 2002, the shareholders of the Company have approved the following ordinary resolutions :

ORDINARY RESOLUTION 1

Proposed disposal of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd, to Suzuki Motor Corporation, Japan, for a cash consideration of RM1,227,789

THAT contingent upon the passing of Ordinary Resolution 2 below and subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for the Company to dispose of 1,530,510 ordinary shares of RM1.00 each, representing 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") to Suzuki Motor Corporation, Japan ("SMC") for a cash consideration of RM1,227,789, upon the terms and conditions of the Conditional Share Sale Agreement dated 1 October 2001 entered into between the Company and SMC ("Proposed Disposal of LSM");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal of LSM, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and to complete the Proposed Disposal of LSM, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority.

ORDINARY RESOLUTION 2

Proposed disposal of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd, to SMC for a cash consideration of RM26,682,706

ANGKASA MARKETING BERHAD (41515-D)

Secretary 09 MAY 2002

THAT subject to the approvals of all relevant authorities being obtained, approval be and is hereby given for the Company to dispose of 13,393,298 ordinary shares of RM1.00 each, representing 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") to SMC for a cash consideration of RM26,682,706, upon the terms and conditions of the Conditional Share Sale Agreement dated 1 October 2001 entered into between the Company and SMC ("Proposed Disposal of SAM");

AND THAT the Directors of the Company be and are hereby authorised with full powers, for the purposes of concluding the Proposed Disposal of SAM, to do all such acts, deeds and things as they may consider necessary or expedient to give full effect to and to complete the Proposed Disposal of SAM, and to assent to any conditions, modifications, variations and/or amendments as may be agreed by any relevant authority.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-

....

Secretary

09 MAY 2002

Form Version 2.0
General Announcement
Reference No AA-020509-64210

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ANGKASA MARKETING BERHAD**
* Stock name : **ANGKASA**
* Stock code : **5061**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
ANGKASA MARKETING BERHAD
Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002 and 30 April 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matter ("Said Announcements") and wishes to inform that:

1. on 6 May 2002, AMBV received a letter dated 3 May 2002 from the Securities Industry Council, Singapore ("SIC") wherein the SIC ruled that AMBV and parties acting in concert with AMBV will not be required to make a general offer on the shares not already held by them in LAP pursuant to the issue of the LAP shares and warrants, being part of the consideration for the Proposed Disposal ("Consideration Shares" and "Consideration Warrants" respectively) and the exercise of the Consideration Warrants subject to conditions, *inter alia*:

    1.1 a majority of independent shareholders of LAP approve, on a poll, a separate resolution ("Whitewash Resolution") to waive their rights to receive a general offer from AMBV and parties acting in concert with AMBV;

    1.2 AMBV and parties acting in concert with AMBV and parties not independent of them abstain from voting on the Whitewash Resolution; and

    1.3 the proposed issue of the Consideration Shares must be completed and the Consideration Warrants exercised within 3 months of obtaining LAP shareholders' approval of the Whitewash Resolution as the waiver granted by SIC to AMBV and parties acting in concert with AMBV is valid only for 3 months after the date of the Whitewash Resolution is approved.

AMBV is currently in the process of seeking clarification with SIC in respect of item 1.3 above.

ANGKASA MARKETING BERHAD (41515-D)

Secretary

09 MAY 2002

2. as at the date of this announcement, the following conditions precedent for the Proposed Disposal are still outstanding:

- 2.1 the approval of the Securities Commission;
- 2.2 the approval of the Foreign Investment Committee;
- 2.3 completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);
- 2.4 the approval of the shareholders of AMB and LAP at their respective extraordinary general meetings to be convened for the Proposed Disposal;
- 2.5 the approval of the Singapore Exchange Securities Trading Limited for the Proposed Disposal and the listing and quotation of the new LAP shares to be issued pursuant to the Proposed Disposal;
- 2.6 LAP being satisfied with the findings of the legal due diligence review on the ATE group;
- 2.7 the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspect of the Proposed Internal Restructuring of ATE; and
- 2.8 the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC, if required.

AMB will inform the Exchange of any further developments in respect of the Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

0 9 MAY 2002